June 21, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Patrick Gilmore Accounting Branch Chief

Re:	Tyler Technologies, Inc. (the “Company”) Form 10-K for the Year Ended December 31, 2010 Filed February 24, 2011 File No. 001-10485
Dear Mr. Gilmore:
This letter is provided in response to the Staff’s comment letter dated June 17, 2011 addressed to Mr. Brian K. Miller, Executive Vice President and Chief Financial Officer of Tyler Technologies, Inc. (the “Company”). We have restated each of the Staff’s comments and the Company’s response follows each comment.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition and Liquidity, page 36
1.	We note that you “currently believe that cash provided by operating activities, cash on hand and available credit are sufficient to fund [y]our working capital requirements, capital expenditures, income tax obligations, and share repurchases for the foreseeable future.” In future filings, please clarify the time period that constitutes “foreseeable future.” Please refer to Instruction 5 to Item 303(A) of Regulation S-K which indicates that liquidity should be discussed on both a short-term and long-term basis, and FRR 501.03.a which defines short-term as up to 12 months in the future. This comment also applies to Form 10-Q for the quarterly period ended March 31, 2011.

Company response:
In light of the Staff’s comment we will define “foreseeable future” as “at least twelve months” and address long-term liquidity in future filings.
2.	We note that your table of contractual obligations on page 39 does not include long-term debt obligations or related interest. Please tell us how you considered including these obligations in your table to comply with the guidance in Item 303(A)(5)(i) of Regulation S-K as well as Section II.C of SEC Interpretive Release 33-9144 which indicates that aggregated information about contractual obligations, contingent liabilities and commitments should be provided in a single location to improve the transparency of a company’s liquidity.
Company response:
We disclosed the terms of our long-term revolving line of credit, including the amount outstanding, unused available borrowing capacity and effective interest rates in the narrative section of management’s discussion of financial condition and results of operations. Interest payments in 2010 were $689,000 and disclosed in the footnotes. We did not consider interest payments to be significant for disclosure in management’s discussion of financial condition and results of operations. In light of the Staff’s comment we will include long-term debt obligations and related interest disclosures in the table of contractual obligations in future Form 10-K filings.
Exhibits 31.1 and 31.2
3.	The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. For guidance, refer to Section II.B.4 of SEC Release No. 33-8124. We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) filed with your annual report on Form 10-K and your quarterly report on Form 10-Q for the quarter ended March 31, 2011 also include the title of the certifying individual. In addition, we note that in the certifications filed with your annual report on Form 10-K, you refer to “Tyler” instead of “the registrant.” Please revise future filings to omit the certifying individual’s title at the beginning of the certification and to otherwise conform to the exact language required by Item 601(b)(31) of Regulation S-K.

Company response:
In light of the staff’s comment we will revise our future filings to omit the certifying individual’s title at the beginning of the certifications and to conform the certifications to the exact language required by Item 601(b)(31) of Regulation S-K.
Additionally, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information with respect to the foregoing, please contact me at (972) 713-3720. My fax number is (972) 713-3741.
Very truly yours,
/s/ Brian K. Miller
Brian K. Miller
Executive Vice President and
Chief Financial Officer